Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 March 26, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9240
               FT Equity Allocation ETF Model Portfolio, 2Q '21
                                 (the "Trust")
                     CIK No. 1840812  File No. 333-252942
--------------------------------------------------------------------------------




Dear Mr. Cowan:

     We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

     1. PLEASE CONFIRM THAT APPROPRIATE DISCLOSURE WILL BE ADDED TO THE TRUST'S PROSPECTUS IF, BASED ON THE TRUST'S FINAL PORTFOLIO, THE TRUST CONTAINS ANY INDIVIDUAL ETFS THAT COMPRISE 20% OR MORE OF ITS PORTFOLIO.

     Response: The Trust confirms that appropriate disclosure will be added to the prospectus if the Trust has exposure of 20% or more to any individual ETFs.

     2. PLEASE SUPPLEMENTALLY CONFIRM THAT THE TRUST IS NOT CONCENTRATED IN THE SECURITIES OF A PARTICULAR SECTOR, OR ADD APPROPRIATE DISCLOSURE BASED ON THE TRUST'S FINAL PORTFOLIO.

     Response: The Trust confirms that if the final portfolio is concentrated in any particular sector, appropriate disclosure will be added to the prospectus.

     3. THE DISCLOSURE PROVIDES THAT "THE ETFS INCLUDED IN THE PORTFOLIO ARE SELECTED BY THE FIRST TRUST ADVISORS INVESTMENT COMMITTEE THROUGH A DYNAMIC APPROACH BASED ON THE FOLLOWING FACTORS: THE SIZE AND LIQUIDITY OF THE ETF (REQUIRING A MINIMUM MARKET CAPITALIZATION OF $50,000,000 AND AT LEAST 6 MONTHS OF TRADING HISTORY), THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE BE MORE SPECIFIC AS TO THE "QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF" AND AS TO "THE EXPENSE RATIO OF THE ETF."

     Response: In accordance with the Staff's comment, the referenced disclosure has been replaced in its entirety with the following:

     "The ETFs included in the portfolio are selected by the First Trust Advisors Investment Committee through a dynamic approach based on the following factors: the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000 and at least 6 months of trading history) and the expense ratio of the ETF (prioritizing ETFs with lower expense ratios), while attempting to limit the overlap of the securities held by the ETFs."

4. THE DISCLOSURE PROVIDES THAT "THE TRUST IS A UNIT INVESTMENT TRUST WHICH SEEKS TO PROVIDE BROAD EQUITY DIVERSIFICATION BY INVESTING APPROXIMATELY 75% IN FIRST TRUST(R) ETFS THAT INVEST IN COMMON STOCKS ACROSS ALL MARKET CAPITALIZATIONS, ACROSS ALL MSCI GICS(R) SECTORS, AND IN U.S. AND NON-U.S. COMPANIES. THE REMAINING APPROXIMATELY 25% OF THE PORTFOLIO INVESTS IN NARROWLY FOCUSED FIRST TRUST(R) ETFS THAT INVEST IN COMMON STOCKS OF COMPANIES IN THE INFORMATION TECHNOLOGY, INDUSTRIALS AND FINANCIALS SECTORS, WHICH WE BELIEVE WILL OUTPERFORM THE OVERALL MARKET OVER THE LIFE OF THE TRUST." PLEASE SPECIFY THE NUMBER OF ETFS THE PORTFOLIO WILL BE INVESTING IN AS TO THE 75% BUCKET AND AS TO THE 25% BUCKET.

     Response: The prospectus has been revised in accordance with the Staff's comment to provide the specific number of ETFs for each bucket.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon